                       ----------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)

                             QUANTA SERVICES, INC.
                                (Name of Issuer)

                       ----------------------------------

                        COMMON STOCK, $.00001 PAR VALUE
                         (Title of Class of Securities)

                       ----------------------------------

                                 (CUSIP Number)
                                  74762E 10 2

                       ----------------------------------

                                  Julia Murray
                            General Counsel-Finance
                           Enron North America Corp.
                               1400 Smith Street
                              Houston, Texas 77002
                                 (713) 853-6161

                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)

                       ----------------------------------

                                 April 14, 2000
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e),
          Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                       ----------------------------------




                               Page 1 of 13 Pages


                                                             Page 2 of 13 Pages
CUSIP NO.:    74762E 10 2

                                  SCHEDULE 13D

============== ===========================================================================

      1        NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

               Enron North America Corp.
-------------- ---------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [ ]
               (b) [X]
-------------- ---------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ---------------------------------------------------------------------------
      4        SOURCE OF FUNDS
               WC
-------------- ---------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)

               [ ]
-------------- ---------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
-------------- ---------------------------------------------------------------------------
      7        SOLE VOTING POWER

               0
-------------- ---------------------------------------------------------------------------
      8        SHARED VOTING POWER

               0
-------------- ---------------------------------------------------------------------------
      9        SOLE DISPOSITIVE POWER

               0
-------------- ---------------------------------------------------------------------------
     10        SHARED DISPOSITIVE POWER

               0
-------------- ---------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
-------------- ---------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
               [ ]
-------------- ---------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%
-------------- ---------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

               CO
============== ===========================================================================

                                                             Page 3 of 13 Pages

CUSIP NO.:    74762E 10 2

                                  SCHEDULE 13D

============== ===========================================================================
      1        NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

               Enron Corp.
-------------- ---------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [ ]
               (b) [X]
-------------- ---------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ---------------------------------------------------------------------------
      4        SOURCE OF FUNDS
               WC
-------------- ---------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)

               [  ]
-------------- ---------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Oregon
-------------- ---------------------------------------------------------------------------
      7        SOLE VOTING POWER

               0
-------------- ---------------------------------------------------------------------------
      8        SHARED VOTING POWER

               0
-------------- ---------------------------------------------------------------------------
      9        SOLE DISPOSITIVE POWER

               0
-------------- ---------------------------------------------------------------------------
     10        SHARED DISPOSITIVE POWER

               0
-------------- ---------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
-------------- ---------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
               [ ]
-------------- ---------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%
-------------- ---------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

               CO
============== ===========================================================================

                                                             Page 4 of 13 Pages

CUSIP NO.:    74762E 10 2

                                  SCHEDULE 13D

============== ===========================================================================
      1        NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

               Joint Energy Development Investments II Limited Partnership
-------------- ---------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [ ]
               (b) [X]
-------------- ---------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ---------------------------------------------------------------------------
      4        SOURCE OF FUNDS
               WC
-------------- ---------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)

               [ ]
-------------- ---------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
-------------- ---------------------------------------------------------------------------
      7        SOLE VOTING POWER

               0
-------------- ---------------------------------------------------------------------------
      8        SHARED VOTING POWER

               0
-------------- ---------------------------------------------------------------------------
      9        SOLE DISPOSITIVE POWER

               0
-------------- ---------------------------------------------------------------------------
     10        SHARED DISPOSITIVE POWER

               0
-------------- ---------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
-------------- ---------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
               [ ]
-------------- ---------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0
-------------- ---------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

               PN
============== ===========================================================================

                                                             Page 5 of 13 Pages



                               AMENDMENT NO. 4 TO
                           STATEMENT ON SCHEDULE 13D

      Introductory Note: This Amendment No. 4 to Statement on Schedule 13D is being filed by Enron Corp., an Oregon corporation ("Enron"), Enron North America Corp., a Delaware corporation ("ENA"), and Joint Energy Development Investments II Limited Partnership, a Delaware limited partnership ("JEDI II"), which are collectively referred to as the "Reporting Entities." All information herein with respect to Quanta Services, Inc., a Delaware corporation (the "Issuer"), and the common stock, par value $.00001 per share, of the Issuer ("Common Stock") is presented to the best knowledge and belief of the Reporting Entities. Capitalized terms used and not defined in this Amendment No. 4 to Statement on Schedule 13D have the meanings set forth in the Schedule 13D, as amended. The joint Schedule 13D of Enron, ENA, and JEDI II filed October 9, 1998, as amended by a Schedule 13D/A of Enron, ENA, JEDI II, and ECT Merchant Investments Corp., a Delaware corporation ("EMIC") filed January 12, 1999, as further amended by a Schedule 13D/A of Enron, ENA, EMIC and JEDI II filed October 18, 1999, as further amended by a Schedule 13D/A of Enron, ENA, EMIC and JEDI II filed January 12, 2000, is further amended as follows:

ITEM 2.  IDENTITY AND BACKGROUND.

The Schedules to this statement report current information regarding the officers and directors of Enron, ENA, and Enron Capital II Corp. None of the Reporting Entities nor, to their knowledge, any person listed on the Schedules hereto, has been, during the last five years (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION; ITEM 4. PURPOSE OF TRANSACTION; ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Enron has indirect control over the general partner of SE Thunderbird L.P. ("Thunderbird"), a partnership which held a Convertible Promissory Note due
2010 dated October 5, 1998 issued by the Issuer in the original principal amount of $12,337,500 (the "Thunderbird Note"). JEDI II held a note of like tenor and description in the original principal amount of $37,012,500 (the "JEDI II Note") (collectively, the "Convertible Notes").

On April 14, 2000, Thunderbird and JEDI II agreed to transfer their entire interest in the Convertible Notes to UtiliCorp United Inc. in a private transaction. The JEDI II Note was purchased for $154,392,586.16 plus the accrued interest balance thereon. The Thunderbird Note was purchased for $51,464,195.39 plus the accrued interest balance thereon. Such amounts were actually paid to Thunderbird and JEDI II on April 24, 2000.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

As a result of the transfers described above, JEDI II, Enron and ENA have no beneficial interest, dispositive power or voting power with respect to any shares of Common Stock.

Since the Reporting Persons no longer beneficially own more than five percent of the Common Stock and have filed this statement, they are no longer subject to filing obligations under Section 13 of the Securities Exchange Act of 1934 with respect to the securities of the Issuer.

                                                             Page 6 of 13 Pages


Other than the transactions described above and in the Schedule 13D/A filed January 12, 2000, none of the Reporting Entities, nor to their knowledge any of the persons named in the Schedules attached hereto, has effected any transaction in the Common Stock during the preceding sixty days.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (i) Offer letter dated April 14, 2000 from UtiliCorp United Inc. to JEDI II.

         (ii) Offer letter dated April 14, 2000 from UtiliCorp United Inc. to Thunderbird.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    April 26, 2000                              JOINT ENERGY DEVELOPMENT
                                                     INVESTMENTS II LIMITED PARTNERSHIP
                                                 By: Enron Capital Management II Limited Partnership, its
                                                     General Partner
                                                 By: Enron Capital II Corp., its general partner


                                                 By:    /s/ Julia Heintz Murray
                                                        -------------------------------------------------
                                                 Name:      Julia Heintz Murray
                                                        -------------------------------------------------
                                                 Title:     Managing Director, General Counsel, Finance
                                                            and Secretary
                                                        -------------------------------------------------



 Date:   April 26, 2000                              ENRON NORTH AMERICA CORP.


                                                 By:    /s/ Julia Heintz Murray
                                                        -------------------------------------------------
                                                 Name:      Julia Heintz Murray
                                                        -------------------------------------------------
                                                 Title:     Managing Director, General Counsel, Finance
                                                            and Secretary
                                                        -------------------------------------------------


Date:    April 26, 2000                              ENRON CORP.


                                                 By:    /s/ Angus H. Davis
                                                        -------------------------------------------------
                                                 Name:      Angus H. Davis
                                                        -------------------------------------------------
                                                 Title:     Vice President and Deputy Corporate Secretary
                                                        -------------------------------------------------

                                                             Page 7 of 13 Pages




                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                           ENRON NORTH AMERICA CORP.
                (FORMERLY ENRON CAPITAL & TRADE RESOURCES CORP.)

Name and Business Address                        Citizenship    Position and Occupation
-------------------------                        -----------    -----------------------
Each of the following person's
business address is 1400 Smith
Street, Houston, TX 77002

J. Clifford Baxter                                  U.S.A.      Director; Chairman of the Board, Chief Executive Officer
                                                                and Managing Director

Mark E. Haedicke                                    U.S.A.      Director; Managing Director and General Counsel

David W. Delainey                                   U.S.A.      Director; President and Chief Operating Officer

Philippe A. Bibi                                    U.S.A.      Managing Director

W. Craig Childers                                   U.S.A.      Managing Director

Jay L. Fitzgerald                                   U.S.A.      Managing Director

Michael J. Kopper                                   U.S.A.      Managing Director

John J. Lavorato                                    U.S.A.      Managing Director

Danny J. McCarty                                    U.S.A.      Managing Director

Jere C. Overdyke, Jr.                               U.S.A.      Managing Director

Gregory F. Piper                                    U.S.A.      Managing Director

Brian L. Redmond                                    U.S.A.      Managing Director

Jeffrey A. Shankman                                 U.S.A.      Managing Director

John R. Sherriff                                    U.S.A.      Managing Director

Colleen Sullivan-Shaklovitz                         U.S.A.      Managing Director

Robert J. Hermann                                   U.S.A.      Managing Director

Vince J. Kaminski                                   U.S.A.      Managing Director

Julia Heintz Murray                                 U.S.A.      Managing Director, General Counsel, Finance and Secretary

Raymond M. Bowen, Jr.                               U.S.A.      Managing Director and Treasurer

Janet R. Dietrich                                   U.S.A.      Managing Director


                                                             Page 8 of 13 Pages


Name and Business Address                        Citizenship    Position and Occupation
-------------------------                        -----------    -----------------------
George A. McClellan, III                            U.S.A.      Managing Director

James B. Fallon                                     U.S.A.      Managing Director

Gary J. Hickerson                                   U.S.A.      Managing Director

Jeffrey M. Donahue                                  U.S.A.      Managing Director

                                                             Page 9 of 13 Pages




                                  SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.



Name and Business Address                        Citizenship    Position and Occupation
-------------------------                        -----------    -----------------------
Robert A. Belfer                                    U.S.A.      Director; Chairman, President and Chief Executive
Belco Oil and Gas Corp.                                         Officer, Belco Oil & Gas Corp.
767 Fifth Avenue, 46th Fl.
New York, NY 10153

Norman P. Blake, Jr.                                U.S.A.      Director; Chief Executive Officer and Secretary General,
5885 Garden River Cove                                          United States Olympic Committee
Memphis, TN 38120

Ronnie C. Chan                                      U.S.A.      Director; Chairman of Hang Lung Development Group
Hang Lung Development
   Company Limited
28/F, Standard Chartered
   Bank Building
4 Des Vouex Road Central
Hong Kong

John H. Duncan                                      U.S.A.      Director; Investments
5851 San Felipe, Suite 850
Houston, TX 77057

Paulo V. Ferraz Pereira                             Brazil      Director; President and Chief Executive Officer of
Meridional Financial Group                                       Meridional Financial Group
Av. Rio Branco, 138-15th andar
20057-900 Rio de Janeiro - RJ
Brazil

Joe H. Foy                                          U.S.A.      Director; Retired Senior Partner
Bracewell & Patterson                                           Bracewell & Patterson, L.L.P.
South Tower Pennzoil Place
711 Louisiana, Ste. 2900
Houston, TX 77002

Wendy L. Gramm                                      U.S.A.      Director; Director, Regulatory Studies Program of the
P. O. Box 39134                                                 Mercatus Center, George Mason University
Washington, D.C.  20016

Ken L. Harrison                                     U.S.A.      Director; Chairman and Chief Executive Officer,
121 S. W. Salmon Street                                         Portland General Electric Company
Portland, OR 97204

                                                            Page 10 of 13 Pages



Name and Business Address                        Citizenship    Position and Occupation
-------------------------                        -----------    -----------------------
Robert K. Jaedicke                                  U.S.A.      Director; Professor (Emeritus), Graduate School of
Graduate School of Business                                     Business, Stanford University
Stanford University
Stanford, CA 94305

Charles A. LeMaistre                                U.S.A.      Director; President (Emeritus), University of Texas
P.O. Box 15247                                                  M.D. Anderson Cancer Center
San Antonio, TX 78212

John Mendelsohn                                     U.S.A.      Director; President, University of Texas
University of Texas                                             M.D. Anderson Cancer Center
M.D. Anderson Cancer Ctr.
1515 Holcombe
Houston, Texas 77030

Jerome J. Meyer                                     U.S.A.      Director; Chairman and Chief Executive Officer,
26600 S.W. Parkway                                              Tektronix, Inc.
Building 63
P. O. Box 1000
Wilsonville, OR 97070-1000

Frank Savage                                        U.S.A.      Director; Chairman, Alliance Capital Management
1345 Avenue of the Americas                                     International
39th Floor
New York, New York 10105

John A. Urquhart                                    U.S.A.      Director; Senior Advisor to the Chairman of Enron
John A. Urquhart Assoc.                                         Corp.; President, John A. Urquhart Associates
111 Beach Road
Fairfield, CT 06430

John Wakeham                                         U.K.       Director; Former U.K. Secretary of State for Energy
1 Salisbury Square                                              and Leader of the Houses of Commons and Lords
London EC4Y 8JB
United Kingdom

Herbert S. Winokur, Jr.                             U.S.A.      Director; Chairman and CEO, Capricorn Holdings, Inc.
Capricorn Holdings, Inc.
30 East Elm Ct.
Greenwich, CT 06830

Kenneth L. Lay                                      U.S.A.      Director; Chairman and Chief Executive Officer
1400 Smith Street
Houston, TX  77002

J. Clifford Baxter                                  U.S.A.      Chairman of the Board, Chief Executive Officer and
1400 Smith Street                                               Managing Director, Enron North America Corp.
Houston, TX 77002

                                                            Page 11 of 13 Pages



Name and Business Address                        Citizenship    Position and Occupation
-------------------------                        -----------    -----------------------
Richard B. Buy                                      U.S.A.      Executive Vice President and Chief Risk Officer
1400 Smith Street
Houston, TX  77002

Richard A. Causey                                   U.S.A.      Executive Vice President and Chief Accounting Officer
1400 Smith Street
Houston, TX 77002

Mark E. Koenig                                      U.S.A.      Executive Vice President, Investor Relations
1400 Smith Street
Houston, TX  77002

James V. Derrick, Jr.                               U.S.A.      Executive Vice President and General Counsel
1400 Smith Street
Houston, TX  77002

Steven J. Kean                                      U.S.A.      Executive Vice President and Chief of Staff
1400 Smith Street
Houston, TX 77002

Andrew S. Fastow                                    U.S.A.      Executive Vice President and Chief Financial Officer
1400 Smith Street
Houston, TX  77002

Mark A. Frevert                                     U.S.A.      President and Chief Executive Officer, Enron
1400 Smith Street                                               Europe, Ltd.
Houston, TX  77002

Stanley C. Horton                                   U.S.A.      Chairman and Chief Executive Officer, Enron Gas
1400 Smith Street                                               Pipeline Group
Houston, TX  77002

Rebecca Mark-Jusbasche                              U.S.A.      Director; Chairman and Chief Executive Officer,
1400 Smith Street                                               Azurix Corp.
Houston, TX  77002

J. Mark Metts                                       U.S.A.      Executive Vice President, Corporate Development
1400 Smith Street
Houston, TX  77002

Cindy K. Olson                                      U.S.A.      Executive Vice President, Human Resources and
1400 Smith Street                                               Community Relations
Houston, TX 77002

Jeffrey McMahon                                     U.S.A.      Executive Vice President, Finance and Treasurer
1400 Smith Street
Houston, TX 77002


                                                            Page 12 of 13 Pages




Name and Business Address                        Citizenship    Position and Occupation
-------------------------                        -----------    -----------------------
Michael S. McConnell                                U.S.A.      Executive Vice President, Technology
1400 Smith Street
Houston, TX 77002

Lou L. Pai                                          U.S.A.      Chairman, President and Chief Executive Officer,
1400 Smith Street                                               Enron Energy Services, Inc.
Houston, TX  77002

Kenneth D. Rice                                     U.S.A.      Co-Chief Executive Officer and President, Enron
1400 Smith Street                                               Broadband Services, Inc.
Houston, TX  77002

Jeffrey K. Skilling                                 U.S.A.      Director; President and Chief Operating Officer,
1400 Smith Street                                               Enron Corp.
Houston, TX  77002

Joseph W. Sutton                                    U.S.A.      Vice Chairman, Enron Corp.
1400 Smith Street
Houston, TX  77002

Joseph M. Hirko                                     U.S.A.      Co-Chief Executive Officer, Enron Broadband Services, Inc.
1400 Smith Street
Houston, TX 77002

                                                            Page 13 of 13 Pages

                                  SCHEDULE III
                        DIRECTORS AND EXECUTIVE OFFICERS
                             ENRON CAPITAL II CORP.


Name and Business Address                        Citizenship    Position and Occupation
-------------------------                        -----------    -----------------------
Each of the following persons
business address is 1400 Smith
Street, Houston, TX  77002

J. Clifford Baxter                                  U.S.A.      Director; Chairman, Chief Executive
                                                                Officer and Managing Director

James V. Derrick, Jr.                               U.S.A.      Director

David W. Delainey                                   U.S.A.      President and Managing Director

Raymond M. Bowen, Jr.                               U.S.A.      Managing Director

Richard B. Buy                                      U.S.A.      Managing Director

Andrew S. Fastow                                    U.S.A.      Managing Director

Mark E. Haedicke                                    U.S.A.      Director; Managing Director and
                                                                General Counsel

Robert J. Hermann                                   U.S.A.      Managing Director and General Tax
                                                                Counsel

Michael J. Kopper                                   U.S.A.      Managing Director

Jeffrey McMahon                                     U.S.A.      Managing Director, Finance and
                                                                Treasurer

Julia Heintz Murray                                 U.S.A.      Managing Director, General
                                                                Counsel, Finance and Secretary

                                 EXHIBIT INDEX

         (i) Offer letter dated April 14, 2000 from UtiliCorp United Inc. to JEDI II.

         (ii) Offer letter dated April 14, 2000 from UtiliCorp United Inc. to Thunderbird.